UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                         SEC File Number 0-26625
                                                        CUSIP Number 66986W 10 8



                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
               |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR
               For Period Ended: December 31, 2005

   |_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
   |_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
   |_| Transition Report on Form 11-K

       For the Transition Period Ended:_____________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I - REGISTRANT INFORMATION

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Full Name of Registrant: NovaMed, Inc.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
980 North Michigan Avenue
Suite 1620

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City, State and Zip Code
Chicago, IL  60611

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                        PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          | (a)     The reason described in reasonable detail in Part III of
          |         this form could not be eliminated without unreasonable
          |         effort or expense;
          | (b)     The subject annual report, semi-annual report, transition
          |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
          |         Form N-CSR, or portion thereof, will be filed on or before
          |         the fifteenth
  |X|     |         calendar day following the prescribed due date; or the
          |         subject quarterly report or transition report on Form 10-Q
          |         or subject distribution report on Form 10-D, or portion
          |         thereof, will be filed on or before the fifth calendar day
          |         following the prescribed due date; and
          | (c)     The accountant's statement or other exhibit required by Rule
          |         12b-25(c) has been attached if applicable.

                           PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

         The previously filed financial statements of NovaMed, Inc. (the "Company") for the fiscal years ended December 31, 2002 through December 31, 2004 were audited by the Company's former independent registered public accounting firm, PriceWaterhouseCoopers LLP ("PwC"). On April 12, 2005, the Company appointed BDO Seidman, LLP ("BDO") as its independent registered public accounting firm and, accordingly, BDO's audit of the Company's financial statements for the fiscal year ended December 31, 2005 is the first time that BDO has conducted an audit of the Company's financial statements.

         During recent days and in connection with the late stages of BDO's audit, BDO and the Company commenced a dialogue and analysis as to whether certain accounting errors had occurred in the Company's previously filed financial statements for the fiscal years ended December 31, 2002 through December 31, 2004 and for the first three quarters of fiscal 2005. Specifically, BDO, the Company and now PwC, through discussions with the Company, are considering whether errors in such financial statements had occurred as a result of a possible erroneous application of generally accepted accounting principles relating to certain written options (the "ASC Options") granted by the Company to several physicians. The terms of the ASC Options provided these physicians with the right to acquire equity interests from the Company in specified ambulatory surgery centers in which the Company has an ownership interest.

         The potential errors in the Company's financial statements relate to the Company recording the purchase price paid to buy out the ASC Options as goodwill in its financial statements. BDO, the Company and PwC, through discussions with the Company, are considering whether the ASC Options should have instead been considered derivatives and consequently, because of their specific terms and characteristics, recorded as liabilities at their fair value at the time of issuance. If determined to be derivatives, the ASC Options would then need to be adjusted to fair value at each subsequent reporting date after issuance and the specific adjustments to fair value would need to be recorded as expenses in each reporting period.

         The Company, BDO and PwC are presently engaged in a continuing dialogue and analysis regarding these potential financial statement errors. If as a result of these discussions and analysis the Company determines that its historical accounting treatment of the ASC Options was erroneous, the Company believes it would likely have to restate its previously filed financial statements for the fiscal years ended December 31, 2002 through December 31, 2004 and for the first three quarters of 2005 in order to correct these errors. The Company currently estimates that, if it ultimately determines that the possible restatements are necessary, the impact of the restatements would be as follows:

    o The Company's expenses would be increased by approximately $3.5 million to $4.0 million in the aggregate over the fiscal years ended December 31, 2002 through December 31, 2004. In this regard, expenses on the Company's consolidated statements of operations would be increased by approximately $50,000 to $150,000 in 2002, $1.5 million to $1.7 million in 2003, and $1.8 million to $2.3 million in 2004. Liabilities on the Company's consolidated balance sheets at each of December 31, 2002, 2003 and 2004 would be increased by the same amounts.

    o Goodwill on the Company's consolidated balance sheets would be reduced by approximately $3.5 million to $4.0 million at December 31, 2005.

The impact of this potential restatement on the Company's financial statements for the twelve months ended December 31, 2005 would likely be limited to adjustments to the Company's balance sheet. The Company does not currently anticipate any impact on its statement of operations or statement of cash flows for the twelve months ended December 31, 2005. Therefore, the previously reported diluted earnings per share of $0.23 for the twelve months ended December 31, 2005 would not likely be affected by this potential restatement. Moreover, the ASC Options that have triggered this analysis and potential restatement no longer exist so they would have no further impact on our future results of operations.

         As stated above, the Company has not completed its analysis as to whether its historical accounting treatment of the ASC Options was erroneous, and if it was, as to the actual restatement adjustments that would be necessary. If the Company determines that a restatement relating to the foregoing possible accounting errors is necessary, the actual restatement adjustment amounts would be subject to final determination by the Company and audit by BDO and PwC.

         As a result of the ongoing process described above, the Company will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 by March 16, 2006 without unreasonable effort or expense. The Company anticipates that it will be able to file its Form 10-K on or before March 31, 2006, although there is no assurance that it will be able to do so.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott T. Macomber                      (312)               664-4100
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        (Name)                      (Area Code)       (Telephone Number)


(2)   Have all other periodic reports required under Section
      13 or 15(d) of the Securities Exchange Act of 1934 or
      Section 30 of the Investment Company Act of 1940 during
      the preceding 12 months or for such shorter period that
      the registrant was required to file such report(s) been
      filed? If answer is no, identify report(s).               |X| Yes  |_| No

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(3)   Is it anticipated that any significant change in results
      of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is unable to determine definitively the extent of such a change, if any, in its results of operations pending completion of its dialogue and analysis with BDO and PwC regarding the possibility that its historical accounting treatment of the ASC Options was erroneous.

Forward-Looking Statements

      The information contained in this notice includes forward-looking statements regarding the estimated impact of potential accounting errors on the Company's results of operations and financial condition, and the potential restatement of the Company's financial statements for prior periods and the timing and impact thereof. These statements reflect the current beliefs and assumptions of the Company's management and are based on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. An example of these factors includes, but is not limited to, the timing and nature of the final resolution of the accounting issues discussed in this notice. For a discussion of other factors that could affect the Company's future results of operations and performance, readers are encouraged to refer to the Company's Form 10-K for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on March 31, 2005.

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                                  NovaMed, Inc.

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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 16, 2006       By: /s/ Scott T. Macomber
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                                 Scott T. Macomber, Executive Vice President and
                                 Chief Financial Officer